Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following was included as part of the distribution checks mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on July 31, 2012:

Malkin Holdings LLC 60 East 42nd Street, New York, N.Y. 10165-0015

Date                             No.

Partnership Name	Group	Type of Distribution		Amount

		Check Total	*

Malkin Holdings has been sending letters to investors explaining details about the proposed consolidation and IPO. Have you received these letters? Do you have questions? Please feel free to contact us at (212) 687-8700.

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This communication shall not constitute an offer to sell or the solicita- tion of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to regi- stration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust Inc., (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a descrip- tion of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

*  The distributions represented by this check (or deposit advice) have been paid from funds generated from operations (net income plus depreciation less debt reduction), unless otherwise noted in annual financial statements or other correspondence to investors.

Malkin Holdings LLC - Spec #2 One Grand Central Place 60 East 42nd Street New York, N.Y. 10165-0015			No. 1-32
Pay $ To the Order of	******	Void if not negotiated within 180 days from date issued DATE	210